

Mail Stop 7010

January 30, 2009

Worthing F. Jackman
Executive Vice President and Chief Financial Officer
Waste Connections, Inc.
35 Iron Point Circle, Suite 200
Folsom, CA 95630

> **Re:** **Waste Connections, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 1-31507**

Dear Mr. Jackman:

We have reviewed your responses and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007

Segments, Prior Comment 1

1. Thank you for the supplemental information you provided regarding your monthly CODM report. We note the information received by your CODM, Ron Mittelstaedt, includes actual monthly EBITDA, comparative forecasted monthly EBITDA, a comparison of the three-month forecast to budget including variances, and a comparison of current year actual to year-to-date budget with forecast including variances, all by district. This appears to be discrete financial information provided to the CODM on the district level. We also note in your responses to prior comments 4 and 8 in your letter dated January 8, 2009, that each of the Company's districts individually constitutes a business. As such, please tell us how you determined that the districts do not constitute your operating segments as defined by paragraph 10 of SFAS 131.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753 or John Hartz at (202) 551-3689 if you have questions regarding our comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief